Exhibit 21.1
List of Subsidiaries of
Axonics Modulation Technologies, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axonics Europe, S.A.S.	France
Axonics Modulation Technologies, U.K. Limited	England and Wales
Axonics Modulation Technologies Australia Pty Ltd	Australia